PUBLICLY AVAILABLE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8 - 70063

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Veterans Group, PBC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

324 S. Service Road, Suite 107
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ben Biles	(646) 933-8387	bbiles@americanvetsgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLICLY AVAILABLE

OATH OR AFFIRMATION

I, Ben Biles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Veterans Group, PBC, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JARED M KURTZER
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Nassau County
01KU6094699
MY COMMISSION EXPIRES 07/29/2023

12/15/22

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLICLY AVAILABLE

AMERICAN VETERANS GROUP, PBC

FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2022
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(PUBLIC)

Publicly Available

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
American Veterans Group, PBC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Veterans Group, PBC (the "Company") as of September 30, 2022, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

December 27, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

PUBLICLY AVAILABLE

AMERICAN VETERANS GROUP, PBC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2022

ASSETS

Cash	$ 680,739
Deposit with Clearing Broker	100,000
Due from Clearing Broker	4,569,194
Prepaid Expenses and Deposits	35,581
Property and Equipment, Net of Accumulated Depreciation of $27,412	12,621
Securities owned, at Fair value	944,347
Accounts Receivable	430,832
Right of Use Asset	267,541
TOTAL ASSETS	$ 7,040,855

LIABILITIES AND SHAREHOLDERS' EQUITY

Subordinated Loans	$ 3,853,500
Lease Liability	284,031
Accounts Payable and Accrued Expenses	177,159
Accrued Compensation	363,000
Total Liabilities	4,677,690
Shareholders' Equity	
Paid-in Capital	
Common Stock, Par value per share of $.01, 100,000 Shares Authorized, 10,000 issued and outstanding	100
Retained Earnings	2,363,065
Total Shareholders' Equity	2,363,165
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,040,855

See Accompanying Notes to Financial Statements.

Publicly Available

AMERICAN VETERANS GROUP, PBC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: American Veterans Group, PBC (the "Company") is a registered broker dealer organized under the laws of the state of Delaware on October 20, 2017. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states.

The Company engages as a broker or dealer in retailing of corporate equity securities, corporate debt securities and municipal securities. The Company also acts as underwriter or selling group participant of corporate securities (other than mutual funds) and municipal securities.

The Company operates from an office located in Melville, New York.

Cash: The Company maintains its cash balances in high credit quality financial institutions. The balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company has elected to be taxed as an S Corporation. Therefore, the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. At September 30, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: At September 30, 2022, securities owned consisted of municipal bonds as well as preferred stock. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary transactions and related revenues and expenses are recorded on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the statement of operations.

Revenue Recognition: Revenue from contracts with customers includes commission income and fees from underwritings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Publicly Available

AMERICAN VETERANS GROUP, PBC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company underwrites securities for entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Accounts Receivable: The Company regularly reviews its commissions receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 – Inputs are inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3 – Inputs are unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

Publicly Available

NOTE B – FAIR VALUE (CONTINUED)

The following table presents the Company's fair value hierarchy for the securities owned assets measured at fair value as of September 30, 2022:

	Fair Value Measurements September 30, 2022	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Municipal Bonds	$648,841	-	$648,841	-
Preferred Stock	295,506	295,506	-	-
Total	$944,347	295,506	$648,841	-

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of an input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE C - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2022, the Company had net capital of $5,667,105 which was $5,567,105 above its required net capital of $100,000 and its percentage of aggregate indebtedness to net capital was 9.82%.

NOTE D - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – DUE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears all proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

Amounts due from the Company's clearing broker consist of commissions receivable and funds on deposit in various accounts.

Publicly Available

AMERICAN VETERANS GROUP, PBC
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2022

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at September 30, 2022.

NOTE G – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has several subordinated loans at September 30, 2022, as follows:

Subordinated notes	Rate			Amount	Payable at
Shareholder - 1	7.5	%	$	20,000	November 30, 2026
Shareholder - 1	7.5			30,000	November 30, 2026
Shareholder - 2	7.5			50,000	July 30, 2026
Shareholder - 2	1			68,000	December 17, 2025
Shareholder - 3	7.5			170,000	July 30, 2026
Shareholder - 3	7.5			75,000	July 30, 2026
Shareholder - 4	12			182,500	September 5, 2023
Shareholder - 5	7.5			50,000	July 30, 2026
Shareholder - 6	7.5			136,000	July 30, 2026
Shareholder - 6	1			72,000	December 17, 2025
Financial Institution	9			3,000,000	February 1, 2025
Total			$	3,853,500	

These subordinated loans are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commissions' uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital, they may not be repaid.

NOTE H - LEASES

The Company leases office space under a non-cancelable operating lease expiring in January 2026. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company was not readily determinable and accordingly, the Company used an incremental borrowing rate of 5% based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term.

Publicly Available

NOTE H - LEASES (CONTINUED)

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending September 30,	
2023	$86,342
2024	88,932
2025	91,600
2026	31,143
Total	$298,017

Total undiscounted lease payments	$298,017
Less imputed interest	(13,986)
Total lease liability	$284,031

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance and common maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease for the year ended September 30, 2022 was $94,540.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

NOTE I – CONCENTRATIONS

The Company had four customers that accounted for approximately 51% of accounts receivable at September 30, 2022.

NOTE J - ECONOMIC RISKS

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

NOTE K - RELATED PARTY TRANSACTIONS

The Company is partially owned by American Veterans Group Foundation, Inc., a non-profit entity created to help fund military veteran social efforts. The Company remitted charitable contributions to this entity in the amount of $380,350 during the year ended September 30, 2022 that have been included in other expenses within the accompanying statement of operations.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.